UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
APR 18 2011
WASH, DC
200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 43665

XKH 4/22

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRA[redacted]

NAME OF BROKER DEALER:

SPENCER TRASK VENTURES, INC.

11021629

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 THIRD AVENUE, 11 TH FLOOR
(No. And Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN HEIDENREICH — (212) 326-9200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

KH 4/22

OATH OR AFFIRMATION

I, JOHN HEIDENREICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER TRASK VENTURES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this ___ day of ___, 20___

Notary Public

Signature

PRESIDENT
Title

SHARON JONES
Notary Public, State of New York
No. 01JO5023034
Qualified in New York County
Commission Expires 1/31/2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER TRASK VENTURES, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

PUBLIC

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Spencer Trask Ventures, Inc.:

We have audited the accompanying statement of financial condition of Spencer Trask Ventures, Inc. (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Spencer Trask Ventures, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
April 7, 2011

SPENCER TRASK VENTURES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Receivable from broker	$	294,157
Receivable from affiliates		33,147
Secured demand Note		845,000
Advances to Employees (net of allowance of $120,172)		517,549
Securities owned		10,000
Fixed assets (net of accumulated depreciation of $86,339)		9,203
Other assets		117,677
TOTAL ASSETS	$	1,826,733

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Payable to affiliate	$	6,000
Accounts payable		102,681
Accrued expense and other liabilities		199,956
TOTAL LIABILITIES		308,637
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		845,000
STOCKHOLDERS' EQUITY:		
Common stock		5,000
Additional paid - in capital		62,542,308
Accumulated deficit		(61,874,212)
TOTAL STOCKHOLDERS' EQUITY		673,096
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,826,733

The accompanying notes are an integral part of this financial statement.

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

Spencer Trask Ventures, Inc. (the "Company") is a wholly owned subsidiary of Spencer Trask & Co. (the "Parent") and was incorporated in the State of Delaware on March 11, 1991. In September 2000, the Company changed its name from Spencer Trask Securities Incorporated. One individual owns the Parent. The Company is a broker-dealer and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation ("SIPC"). The Company became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on September 26, 1991. The Company does not carry customer accounts and is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision K(2)(ii) of such rule. The Company provides brokerage and investment banking services to domestic and foreign customers. In addition, the Company acts as an agent/manager in private placement offerings whereby the securities are placed on a "best-efforts" basis in connection with the financing of such transactions.

Basis of Accounting:

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles ("GAAP") in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the "Codification" or "ASC."

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences could be material.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers highly liquid financial instruments purchased with a maturity of three months or less excluding funds held in trading accounts, to be cash equivalents. Cash equivalents consist primarily of bank deposits and money market accounts.

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue:

Fees from private placement offerings, including commissions, investment banking fees, and expense allowances arising from security offerings in which the Company acts as a placement agent are recorded when the transaction settles. In connection with its agency business, the Company recognizes commission income and expense on a trade-date basis as securities transactions occur.

Income Taxes:

The Parent elected under the Internal Revenue Code to be taxed as an S Corporation, effective January 1, 2001. In addition, the Parent has elected to treat the Company (an eligible subsidiary) as a qualified subchapter S subsidiary ("Qsub"). For income tax purposes, the Qsub election resulted in a deemed liquidation of the Company into the Parent. As a result of the deemed liquidation, the Company is not treated as a separate corporation for income tax purposes and all of the Company's assets, liabilities, and items of income, deduction and credit are treated as those of the Parent. The Parent's stockholder is taxed on his proportionate share of the Company's taxable income. Certain specific deductions and credits flow through the Company to its stockholder.

Therefore, no provision for federal income taxes has been included in the financial statements and deferred tax liabilities have been eliminated.

No provision is made in the accompanying financial statements for federal or state income taxes since such liabilities are the responsibility of the stockholder. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no material uncertain income tax positions.

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Owned:

Warrants are recorded at fair value, which is based on the sum of the amount, if any, by which the estimated fair value of the underlying securities exceeds the exercise price of the warrants plus the amount of the fair value of the option feature of the warrant. Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Contingencies:

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guaranteeing, in which case the nature of the guarantee would be disclosed.

Fair Value Measurement – Definition and Hierarchy:

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued):

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2010.

At December 31, 2010, the Company had securities owned in the aggregate amount of $10,000, which were valued using Level 3 inputs and is consistent with last year's ending balance.

NOTE 2 CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts with major New York financial institutions, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures accounts up to $250,000. The Company has not experienced any losses with respect to these deposits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 RECIVABLE FROM CLEARING BROKER

The Company entered into a Clearance Agreement (the "Agreement") with NFS dated August 15, 2008. NFS is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the Agreement, NFS clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to indemnify the NFS for losses that the clearing broker may sustain from the customers' accounts introduced by the Company. The Company is required to maintain an escrow deposit with NFS for $250,000 in cash, which is included in the statement of financial condition. As of December 31, 2010, there were no significant unsecured amounts owed to NFS by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE 4 PROFIT SHARING 401(k) PLAN AND KEY EMPLOYEE STOCK PLAN

Profit Sharing 401(k) Plan:

The Company maintains a defined contribution retirement plan under Internal Revenue Code Section 401(k). Employees over the age of 21 are eligible, following three months of service, to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. The Company's contribution is discretionary. The Company did not make a matching contribution during the year ended December 31, 2010.

NOTE 5. FIXED ASSETS

Details of fixed assets at December 31, 2010 are as follows:

Leasehold improvements	$ 31,284
Computer equipment	64,258
Total fixed assets, at cost	95,542
Less: accumulated depreciation	86,339
Net fixed assets	$ 9,203

NOTE 6 LEASE COMMITMENTS

During the year, the Company leased an office facility in New York City under a non-cancelable operating sublease agreement at $10,000 per month, which expired on December 31, 2010. On January 1, 2011, the Company relocated to another facility within New York City and entered into a new sublease agreement for a period of three years at $10,750 per month.

The future minimum rental payments as of December 31, 2010 are as follows:

Year ending December 31,	Lease Commitment
2011	$ 128,700
2012	128,700
2013	128,700
	$ 386,100

Rent expense for the year ended December 31, 2010 was $120,000.

NOTE 7 SUBORDINATE BORROWINGS

The Company maintains interest free secured demand note collateral agreements with its Parent in the amounts of $100,000 and $150,000, scheduled to mature on June 1, 2011 and September 1, 2011, respectively.

The Company also maintains an interest free secured demand note collateral agreement with an Affiliate of the Parent's sole stockholder for $595,000 scheduled to mature June 1, 2011.

These subordinated borrowings are covered by agreements approved by FINRA and are therefore available in computing net capital pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements (Note 12), they may not be repaid.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

From time to time, the Company sells securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company may incur a loss if the market value of securities sold increases in the future. The Company did not have an obligation to purchase securities as of December 31, 2010.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that a customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event that the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customers' obligations.

NOTE 9 TRANSACTIONS WITH RELATED PARTIES

Receivable from affiliates includes a balance due from the Parent for common overhead operating expenses shared with the Parent, as of December 31, 2010. This amounted to $33,147. Payable to affiliates includes a balance due to the Parent for payroll expenses shared with the parent, as of December 31, 2010 this amounted to $6,000.

For the year ended December 31, 2010, the Company shared office space with its Parent. In accordance with the expense sharing agreement (the "Agreement"), effective July, 1, 2010, the Parent allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts are recorded as capital contributions of the Parent; however, the Parent has the discretion to make capital contributions to the Company in lieu of cash payments or to be reimbursed by the Company. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses. The Agreement includes a provision for a monthly fee to the Parent. For the year ended December 31, 2010, capital contributions made in lieu of cash payments amounted to $456,081.

Advances to employees represent commission earned by sales representatives for which advances are taken against. As of December 31, 2010, this amount amounted to $517,549, net of allowance for uncollectibles of $120,172 which is included on the statement of financial condition.

As part of its standard private placement fee, the Company receives warrants entitling the Company to acquire stock of the entity for which the Company is raising capital. On the date of receipt, these warrants have little or no value as the exercise price corresponds to the underlying stock's offering price. These warrants typically are transferred to the Parent for no consideration. At December 31, 2010, the Company had warrants not yet distributed to the Parent that had no market value.

NOTE 10 NET CAPITAL REQUIREMENTS

As a broker-dealer registered with the SEC and FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $792,520 which was $692,520 in excess of the required net capital of $100,000.

Equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and FINRA.

NOTE 11 SUBSEQUENT EVENTS

The Company has evaluated subsequent events and believes that there are no subsequent events requiring further disclosure.